UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K
______________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number: 001-31567

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Retirement Plan Administrative
Committee of the Board of Directors of the
Central Pacific Bank 401(k) Retirement Savings Plan
Honolulu, Hawaii

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Central Pacific Bank 401(k) Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2019.

New York, New York

June 25, 2026

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Total investments at fair value	$208,796,187	$186,132,918

Notes receivable from participants	2,441,707	2,146,446

Net assets available for benefits	$211,237,894	$188,279,364

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

2025
Additions:
Investment income:
Net appreciation in fair value of investments	$20,602,870
Dividend income	11,990,952
Interest income	341,445
Total net investment gain	32,935,267

Interest income on notes receivable from participants	66,168

Contributions:
Participants	5,904,002
Employer	2,422,001
Rollovers	242,040
Total contributions	8,568,043

Deductions:
Benefits paid to participants	(18,524,726)
Administrative and other expenses	(86,222)
Total deductions to net assets available for benefits	(18,610,948)

Net increase in net assets available for benefits	22,958,530

Net assets available for benefits:
Beginning of year	188,279,364
End of year	$211,237,894

See accompanying notes to financial statements.

 CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(1)Description of the Plan
The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.
(a)General
The Plan is a defined contribution retirement savings plan covering eligible employees of Central Pacific Bank and its subsidiaries (the "Bank"), a wholly owned subsidiary of Central Pacific Financial Corp. (the "Company"), and certain other affiliated companies.
The Plan provides for three categories of participation: Elective Deferral Participants, 401(k) Participants, and Full Participants. Employees may begin making elective deferrals on the first day of the calendar month following the completion of one hour of service and are classified as Elective Deferral Participants. Employees become 401(k) Participants after six months of service and are eligible to receive base matching contributions. Employees become Full Participants after completing one year of service and are eligible to share in discretionary profit sharing contributions, and Employee Stock Ownership Plan ("ESOP") contributions, if any.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
(b)Participant Contributions
Participant contributions to the Plan are based on an elected percentage of 1% to 100% of eligible compensation, subject to the Internal Revenue Service ("IRS") annual limit of $23,500 in 2025. Participants who attain age 50 before the end of the plan year are eligible to make additional catch-up contributions up to the IRS limit of $7,500 in 2025.
The Plan includes an automatic contribution arrangement ("auto-enrollment"), under which newly eligible Plan participants are automatically enrolled at a 4% pre-tax contribution rate and invested in a default age-appropriate Target Retirement Fund, unless they affirmatively elect otherwise. The 4% contribution rate is designed to enable participants to receive the maximum Company matching contribution. Participants may change their contribution rate and investment elections at any time.
The Plan also provides an auto-escalation feature ("auto-increase"), under which eligible participants' pre-tax contribution rates are increased by 1% annually, up to a maximum of 15%, unless the participant has elected to opt out. Participants subject to the auto-increase generally include those who: (1) contribute less than 15%, (2) have not opted out of auto-increase or auto-enrollment, and (3) have participated in the Plan for more than three months. Certain participants are excluded from the program, including those contributing solely on a Roth basis or those whose accounts are managed by an investment advisor. Participants may opt out of the auto-increase feature at anytime.

(c)Employer Contributions - 401(k)
The Bank makes matching contributions to the Plan equal to 100% of eligible participants' elective deferrals, up to 4% of eligible compensation (the "Base Matching Contribution").
The Bank may also make additional discretionary matching contributions ("Excess Matching Contributions"). No Excess Matching Contributions were made in 2025.
There were no employer contributions receivable related to Base or Excess Matching Contributions as of December 31, 2025 and 2024.
(d) Employer Contributions - Profit Sharing
Profit sharing contributions are made at the discretion of the Bank's board of directors and are subject to the maximum deductible limit for federal income tax purposes, not to exceed 25% of eligible participants'

compensation for the plan year. Participants must be employed on the last day of the plan year to be eligible. No profit sharing contributions were made in 2025.
(e)Employer Contributions - Employee Stock Ownership Plan
The Bank may also make discretionary ESOP contributions in the form of Company stock, subject to the same federal tax deduction limitations described above. No ESOP contributions were made in 2025.
(f)Rollover Contributions
Participants may roll over eligible distributions from other qualified plans into this Plan, in accordance with the provisions of the Plan and the Internal Revenue Code (the "Code").
(g)Participants' Accounts and Forfeitures
Each participant's account is credited with the participant's contribution, employer matching contributions, and any discretionary contributions, and is adjusted for allocations of net investment earnings or losses and plan administrative expenses. Net investment earnings or losses are allocated daily based on participants' prior-day account balances.
Forfeitures of non-vested employer contributions may be: (1) reallocated to participants or (2) used to pay Plan expenses. The Bank uses forfeitures to offset Plan expenses, as permitted by the Plan document.
There were $42,261 and $34,017 of forfeited non-vested contributions to be used to offset plan expenses at December 31, 2025 and 2024, respectively. No plan expenses were paid by using forfeitures in 2025.
(h)Vesting
Participant contributions and related earnings, as well as Base Matching Contributions, are immediately vested. Excess Matching Contributions and discretionary profit-sharing and ESOP contributions vest based on years of service at a rate of 20% per year.
(i)Notes Receivable from Participants
Participants may have up to two loans outstanding and may borrow up to 50% of their vested account balance, subject to a maximum of $50,000. Loans generally must be repaid within 5 years (or up to 15 years for the purchase of a primary residence), bear interest at prevailing rates, and are secured by the participant's account balance.
At December 31, 2025 and 2024, participant loans bore interest at rates ranging from 2.00% to 3.625%.
(j)Payment of Benefits
Upon death, disability, retirement, or termination of employment with the Bank, a participant may elect to receive distributions in a lump-sum, periodic installments, a direct rollover to another qualified plan or individual retirement account, or a combination of thereof.
If a participant's vested account balance is $7,000 or less, the balance may be distributed in a lump sum without participant consent as soon as administratively practicable following termination of employment.
The Plan permits hardship withdrawals in accordance with applicable regulations, including for expenses related to federally declared disasters and burial or funeral expenses for a deceased parent. Hardship withdrawals may be taken from a participant's contributions, including related earnings, subject to plan provisions.

(k)Administration
The Plan is administered by an administrative committee composed of designated employees of the Bank. The committee is responsible for, among other duties, selecting the Plan's investment options.
Vanguard Fiduciary Trust Company (the "Trustee") serves as the trustee and is responsible for the custody, investment, and administrations of Plan assets.
Administrative expenses are paid by the Bank to the extent not paid by the Plan. The Bank paid $67,709 of administrative expenses on behalf of the Plan in 2025.

(l)SECURE Act 2.0
The SECURE 2.0 Act of 2022 (“SECURE 2.0”) introduced numerous significant changes affecting retirement plans, including modifications to minimum distribution rules and related provisions. Certain provisions became effective beginning in 2023, with additional provisions effective in later years.
The Bank has complied with the provisions of SECURE 2.0 effective between 2023 and 2025 and is evaluating the impact of SECURE 2.0 on the Plan and its participants and will implement changes as required.

(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
(b)Use of Estimates
The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(c)Investment Valuation and Income Recognition
The Plan's investments are reported at fair value in accordance with Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures". Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a framework for measuring fair value and a hierarchy that prioritizes the inputs used in valuation techniques as follows:
Level 1 - Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.
Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.
The Plan's investment in Central Pacific Financial Corp. common stock is held through a unitized stock fund (the "Stock Fund"), which consists primarily of Company common stock, and a small allocation to a money market fund to provide liquidity. The Stock Fund is valued on a unit basis, with each unit representing a proportionate interest in the underlying investments. The unit value is calculated daily based on the fair value of the underlying assets divided by the number of units outstanding. Company common stock is valued at quoted market prices in an active market, and the money market fund is valued using observable market inputs.
Mutual funds are valued at quoted market prices in active markets.
The Plan's investments in collective trust funds are measured at net asset value ("NAV") per unit as a practical expedient for fair value. These funds invest primarily in synthetic investment contracts backed by high-credit-quality fixed income securities, as well as traditional investments issued by insurance companies and banks. The NAV is based on the fair value of the underlying assets as of the reporting date. The practical expedient is not used if it is probable that the Plan will sell the investment for an amount different from NAV.
Participant-directed redemptions from these funds are generally permitted daily without restriction; however, the Plan may be required to provide advance notice, typically up to one-year, to redeem its entire investment in certain funds.

The following tables set forth by level, within the fair value hierarchy, the Plan's net assets at fair value as of December 31, 2025 and 2024:

	Total	Level 1	Level 2	Level 3
December 31, 2025:
Mutual funds	$193,133,113	$193,133,113	$—	$—
Common stock fund:
Common stock	1,462,775	1,462,775	—	—
Money market fund	14,446	14,446	—	—
Total common stock fund	1,477,221	1,477,221	—	—
Total Plan assets in fair value hierarchy	194,610,334	194,610,334	—	—

Collective trust funds, at net asset value (*)	14,185,853
Total investments	$208,796,187

	Total	Level 1	Level 2	Level 3
December 31, 2024:
Mutual funds	$172,844,709	$172,844,709	$—	$—
Common stock fund:
Common stock	1,475,450	1,475,450	—	—
Money market fund	15,118	15,118	—	—
Total common stock fund	1,490,568	1,490,568	—	—
Total Plan assets in fair value hierarchy	174,335,277	174,335,277	—	—

Collective trust funds, at net asset value (*)	11,797,641
Total investments	$186,132,918

(*) In accordance with ASC 820-10, certain investments that are measured at net asset value per share (or its equivalent as a practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between Levels 1, 2, or 3 during the years ended December 31, 2025 and 2024.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments bought, sold, and held during the year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
(d)Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2025 and 2024, as management considers participant loans to be adequately secured by the participants’ vested account balances.
(e)Payment of Benefits
Benefits are recorded when paid.
(f)Risks and Uncertainties
The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. Stock Fund. Investment securities are exposed to various risks, such as interest rate risk, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(3)Related-Party Transactions
Plan investments include shares of mutual funds and shares of a collective trust fund managed by an affiliate of the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA.
Administrative expenses paid to the Trustee by the Plan amounted to $86,222 for the year ended December 31, 2025. Participant loans also qualify as exempt party-in-interest transactions.
Plan investments also include 46,944 and 50,790 shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. Stock Fund as of December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, the Plan purchased $45,765 and sold $142,806 in shares of the Central Pacific Financial Stock Fund. The Plan received $51,094 in dividends from Central Pacific Financial Corp. during the year ended December 31, 2025.

(4)Plan Termination
Although it has not expressed any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(5)Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") dated September 30, 2013, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the"Code"). Although the Plan has been amended since that date, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, the Plan is exempt from income tax and therefore no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

(6)Subsequent Events
There were no material subsequent events through June 25, 2026 that have occurred which require recognition or disclosure in the financial statements.

			Schedule H
CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
EIN 99-0212597, PN 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

	(b)	(c)
	Identity of issue,	Description of investment including	(e)
	borrower, lessor,	maturity date, rate of interest,	Current
(a)	or similar party	collateral, par, or maturity value	value (2)
	Mutual funds:
(1)	Vanguard Total Stock Market Index Fund: Institutional Shares	Mutual fund	$32,537,587
(1)	Vanguard PRIMECAP Fund: Admiral Shares	Mutual fund	32,913,228
(1)	Vanguard Growth and Income Fund: Admiral Shares	Mutual fund	17,716,756
(1)	Vanguard Windsor II Fund: Admiral Shares	Mutual fund	12,606,146
(1)	Vanguard Total International Stock Index Fund	Mutual fund	13,721,457
(1)	Vanguard Target Retirement 2030 Fund	Mutual fund	11,421,492
(1)	Vanguard Target Retirement 2035 Fund	Mutual fund	9,830,375
(1)	Vanguard Target Retirement 2040 Fund	Mutual fund	9,427,799
(1)	Vanguard Target Retirement 2025 Fund	Mutual fund	5,469,000
(1)	Vanguard Total Bond Market Index Fund: Institutional Shares	Mutual fund	7,061,615
(1)	Vanguard Target Retirement 2045 Fund	Mutual fund	6,983,538
(1)	Vanguard Target Retirement 2020 Fund	Mutual fund	4,334,980
(1)	Vanguard Target Retirement Income Fund	Mutual fund	5,096,911
(1)	Vanguard Target Retirement 2050 Fund	Mutual fund	4,754,107
	Hartford Schroders U.S. Small Cap Opportunities Fund	Mutual fund	4,046,349
(1)	Vanguard Long-Term Investment Grade Fund: Admiral Shares	Mutual fund	4,099,051
(1)	Vanguard Target Retirement 2055 Fund	Mutual fund	3,631,727
(1)	Vanguard Target Retirement 2060 Fund	Mutual fund	3,488,264
(1)	Vanguard Total International Bond Index Fund	Mutual fund	2,081,457
(1)	Vanguard International Growth Fund: Admiral Shares	Mutual fund	1,009,565
(1)	Vanguard Target Retirement 2065 Fund	Mutual fund	745,422
(1)	Vanguard Federal Money Market Fund	Mutual fund	107,716
(1)	Vanguard Target Retirement 2070 Fund	Mutual fund	48,571
	Total mutual funds, at fair value		193,133,113
	Common stock fund:
(1)	Central Pacific Financial Corp.	Common stock	1,462,775
(1)	Vanguard Federal Money Market Fund	Money market fund	14,446
	Total common stock fund, at fair value		1,477,221
(1)	Vanguard Retirement Savings Trust III	Collective trust fund	14,185,853
(1)	Participant notes receivable	Notes receivable from participants, with interest rates ranging from 2.000% to 3.625%, maturing in years beginning in 2026 through 2040	2,441,707
	Total		$211,237,894

(1)	Party-in-interest.
(2)	Related cost information is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date:	June 25, 2026	By:	/s/ Dayna N. Matsumoto
Dayna N. Matsumoto
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm